UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Impax Laboratories, Inc.

(Exact name of registrant as specified in its charter)

Delaware	65-0403311

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

30831 Huntwood Ave., Hayward, CA	94544

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share (including the Series A Junior Participating Preferred Stock Purchase Rights attached thereto)	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
Capital Stock
     The following summarizes material terms of the capital stock of Impax Laboratories, Inc. (the “Company”). This summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation (“Certificate of Incorporation”) and Bylaws (“Bylaws”), which are hereby incorporated herein by reference, as well as the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”).
     Pursuant to the Certificate of Incorporation, the Company is authorized to issue up to 90,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 2,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”). All shares of Common Stock are nonassessable.
     Common Stock
          Voting Rights
     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Except as otherwise required by applicable law and subject to the voting rights of the holders of any outstanding shares of Preferred Stock, the approval of all matters brought before the stockholders, except the election of directors, requires the affirmative vote of the holders of a majority of the voting power of the shares of Common Stock that are present in person or represented by proxy. The election of directors is decided by plurality vote.
          Dividend Rights
     Subject to any preferential or other rights of holders of Preferred Stock then outstanding, the Company’s Board of Directors (the “Board”) may declare and pay a dividend on outstanding shares of Common Stock out of the funds legally available for the payment of dividends. The Company’s stockholders are entitled to share equally, in accordance with the number of shares of Common Stock held by each holder, in any dividend declared by the Board, whether payable in cash, property, or securities of the Company.
          Right to Receive Liquidation Distributions
     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment to all creditors of the full amounts to which they are entitled and subject to any preferential or other rights of the holders of Preferred Stock, the holders of Common Stock are entitled to share ratably, in accordance with the number of shares of Common Stock held by each holder, in the Company’s remaining assets available for distribution among stockholders, whether capital, surplus or earnings. For this purpose, neither a consolidation or a merger of the Company with or into any other corporation, nor the sale, lease, exchange or transfer by the Company of all or any part of its assets, nor the reduction of capital stock, constitutes a liquidation, dissolution or winding-up of the Company.
          Preemptive, Redemption and Other Rights
     Holders of Common Stock generally have no preemptive, subscription, redemption or conversion rights and no sinking fund provisions are applicable to the outstanding shares of Common Stock.

     Preferred Stock
     Pursuant to the terms of the Certificate of Incorporation, the Board is authorized to issue, without stockholder approval, up to 2,000,000 shares of Preferred Stock in one or more series. The Board may from time to time authorize the issuance of one or more series of Preferred Stock without stockholder approval. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board is authorized to adopt resolutions to, among other things, issue shares of Preferred Stock in one or more series, establish the number of shares constituting a series, and provide designations, preferences, and relative, participating, optional or other special rights, and any qualifications, limitation or restrictions on shares of Preferred Stock, including, but not limited to, voting rights, dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by the stockholders. The Board is authorized to increase (but not above the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares of Preferred Stock then outstanding) the number of shares of capital stock of any series of Preferred Stock.
     As provided by the Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on January 21, 2009, the Board has designated 100,000 shares of Preferred Stock as Series A Preferred Stock. The Board authorized the issuance of the Series A Preferred Stock in connection with its adoption of the Rights Agreement (as defined below) and, upon issuance, not redeemable. Each share of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board, a minimum preferential quarterly dividend payment of $0.01 per share or, if greater, an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of shares of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 1000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are changed or exchanged, each share of Series A Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions. As of the date hereof, no shares of Series A Preferred Stock were outstanding. Because of the nature of the Series A Preferred Stock dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Preferred Stock purchasable upon exercise of each Right (as defined below) should approximate the value of one share of Common Stock.
     Amendment of By-laws
     Pursuant to Article VII of the Bylaws, the Bylaws may be amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the Board at any regular or special meeting of the Board. If any bylaw regulating an impending election to the Board is adopted, amended or repealed by the Board, the notice of the next meeting of the stockholders to elect the directors to the Board shall set forth the bylaw so adopted, amended, or repealed, together with a precise statement of the changes made. Bylaws adopted by the Board may be amended or repealed by the stockholders.
     Anti-Takeover Provisions
     The Certificate of Incorporation, Bylaws and the Rights Agreement (as defined below) contain certain provisions, as described below, that may discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control. In addition, these provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The protective nature of these provisions, however, may also delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. Such provisions also may have the effect of preventing changes in the Company’s management.
          Preferred Stock
     The future issuance of Preferred Stock could adversely affect the rights of holders of Common Stock by, among other things:
•	restricting the payment of dividends on the Common Stock;

•	diluting the voting power of the Common Stock;

•	reducing the amount of assets remaining for payment to holders of shares in the event of a liquidation of assets; or

•	delaying or preventing a change in control without further action by the stockholders.
          Calling of Special Meeting of Stockholders
     The Bylaws provide that, unless otherwise prescribed by statute, special meetings of stockholders may be called by the Chairman of the Board, the Chief Executive Officer or by resolution of the Board. The Chief Executive Officer or Secretary, upon the written request of not less than 10% in interest of the stockholders entitled to vote, must call a special meeting of stockholders.
          No Cumulative Voting
     The Certificate of Incorporation and Bylaws do not grant stockholders the right to cumulate votes in the election of the Board.
          Removal of Directors; Vacancies
     Pursuant to the Bylaws and subject to any written agreement among all of the stockholders, any director or the entire Board may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of the shares entitled to vote for the election of directors at any annual or special meeting called for that purpose. Subject to any written agreement among all of the stockholders, any vacancies thus created may be filled at such meeting by an affirmative vote of a majority of the stockholders entitled to vote or, if such vacancies are not so filled, by the directors pursuant to a majority vote of such directors, provided that they do not attempt to fill such vacancy by re-electing the director whose removal created such vacancy.
          Rights Agreement
     The Rights Agreement will not prevent a takeover of the Company, but could significantly increase the cost for a third party acquirer seeking to acquire control of the Company on an unsolicited basis or substantially dilute the equity ownership of such third party acquirer. As a result, the existence of the Rights Agreement could deter potential third party acquirers from attempting to acquire the Company on an unsolicited basis and reduce the likelihood that stockholders will receive a premium for shares of their Common Stock in such a transaction. The Rights Agreement, however, should not interfere with any merger or other business combination approved by the Board. For a description of the Rights Agreement, see “Series A Preferred Stock Purchase Rights,” below.

     Limitations of Liability and Indemnification of Officers and Directors
     The Certificate of Incorporation and Bylaws eliminate the personal liability of the directors to the fullest extent permitted by section 102(b)(7) of the DGCL and require the Company to indemnify all persons whom the Company has the power to indemnify to the fullest extent permitted under Section 145 of the DGCL.
Series A Preferred Stock Purchase Rights
     On January 20, 2009, the Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock. The dividend was payable on January 30, 2009 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, at a price of $15.00 per one one-thousandth of a share of Series A Preferred Stock (the “Purchase Price”), subject to adjustment.
     The following summarizes the material terms of the Rights. This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Preferred Stock Rights Agreement (the “Rights Agreement”) between the Company and StockTrans, Inc., as Rights Agent (the “Rights Agent”), which provides for a stockholder rights plan (the “Stockholder Rights Plan”), which is hereby incorporated herein by reference.
     Distribution Date; Exercisability
     Initially, the Rights are not exercisable and will be attached to all Common Stock certificates and no separate Rights certificates will be issued. Separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the earlier to occur of (i) the tenth day following the public announcement that a person or group of affiliated or associated persons other than certain exempted and grandfathered persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock other than pursuant to a Qualified Offer (as defined below), or (ii) the tenth business day (or such later day as the Board may determine prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Stock other than pursuant to a Qualified Offer (the earlier of such dates being the “Distribution Date”). The Rights Agreement provides that an “Acquiring Person” does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or an subsidiary of the Company, or any entity organized to hold Common Stock pursuant to any employee benefit plan of the Company or for the purpose of funding any such plan. The Rights Agreement also provides that any person that would otherwise be deemed an “Acquiring Person” upon the adoption of the Rights Agreement shall be “grandfathered” but only for so long as neither it nor any of its affiliates or associates acquire beneficial ownership of any additional Common Stock after the adoption of the Rights Agreement. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date.
     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock, (ii) new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date (with or without such notation) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     The Rights are not exercisable until the Distribution Date and, thereafter, only when the Rights are no longer redeemable. The Rights will expire on January 20, 2012 (the “Expiration Date”), unless the Rights Agreement is amended to modify the Expiration Date or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, and except for Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only Common Stock issued prior to the Distribution Date will be issued with associated Rights.
     Qualified Offer
     The Rights will not become exercisable in connection with a qualified offer (a “Qualified Offer”). A Qualified Offer is an offer determined by the Board to be a fully financed offer for any or all outstanding Common Stock made by an Offerer who owns no more than 10% of the outstanding Common Stock at a per share offer price greater than the higher of (i) the highest reported market price for the Common Stock in the immediately preceding 24 months, and (ii) an amount at least 25% higher than the then current market price of the Common Stock, that the Board, upon the advice of a nationally recognized investment banking firm, does not deem to be either unfair or inadequate. A Qualified Offer is conditioned upon a minimum of at least two-thirds of the outstanding Common Stock being tendered and not withdrawn with a commitment to acquire all shares of Common Stock not tendered for the same consideration. If the Qualified Offer includes common stock of the offeror, it must be freely tradeable common stock of a publicly traded company and the Board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate. A Qualified Offer must also remain open for 120 business days following commencement. If a Qualified Offer has been made, the record holders of 10% of the outstanding Common Stock may direct the Board to call a special meeting of stockholders to consider a resolution authorizing a redemption of all Rights. If at the special meeting the holders of a majority of the Common Stock outstanding vote in favor of the redemption of the Rights, then the Board will redeem the Rights and take such other action as may be necessary to prevent the Rights from interfering with the consummation of the Qualified Offer.
     Flip-In Event
     If a person or group (with certain limited exceptions) becomes an Acquiring Person at any time after the date of the Rights Agreement other than pursuant to a Qualified Offer, then, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a “Flip-in Event.”
     For example, at an exercise price of $15.00 per Right, each valid Right following a Flip-in Event not owned by an Acquiring Person would entitle its holder to purchase $30.00 worth of Common Stock (or other consideration, as noted above).

     Flip-Over Event
     In the event that, at any time following a Distribution Date, directly or indirectly (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Qualified Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided) shall thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. The event summarized in this paragraph is referred to as a “Flip-over Event.” A Flip-in Event and a Flip-over Event are collectively referred to as “Triggering Events.”
     For example, at an exercise price of $15.00 per Right, each valid Right following a Flip-over Event would entitle its holder to purchase $30.00 worth of the acquiring company’s common stock.
     Exchange
     At any time after a person becomes an Acquiring Person other than pursuant to a Qualified Offer, (and until such Acquiring Person has acquired beneficial ownership of 75% or more of the Common Stock), the Board may cause the exchange of the Rights (other than Rights owned by the Acquiring Person, which would have become void), in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock for each Right (or, if insufficient shares are available, the Company may issue preferred stock, cash, debt or equity securities, property or a combination thereof in exchange for the Rights).
     Redemption
     At any time prior to the earlier of (i) the close of business on the tenth business day following the date that a person or group of affiliated or associated persons becomes an Acquiring Person other than pursuant to a Qualified Offer, or, if such date of becoming an Acquiring Person shall have occurred prior to the Record Date, the close of business on the tenth business day following the Record Date, subject to extension by the Board for a period of time up to, but not exceeding, ten additional business days, and (ii) January 20, 2012, the Board may redeem the Rights, in whole but not in part, at a price of $0.01 per Right (the “Redemption Price”), payable in cash, stock or other consideration. The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board, in its sole discretion, may establish. Immediately upon the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     Amendment
     The Rights Agreement can be amended or supplemented by the Board at any time without the approval of the holders of any Rights, so long as the Rights continue to be redeemable. Thereafter the Rights Agreement may be amended only in a manner that does not adversely affect the holders of the Rights (excluding any Acquiring Person or its affiliates and associates). Business combinations approved by the Board generally involve the redemption of the Rights or an amendment of the Rights Agreement to make them inapplicable to the particular acquisition.

     Adjustment
     The Purchase Price payable, and the number of units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock or securities convertible into shares of Series A Preferred Stock or equivalent preferred stock at less than the then-current market price (as defined in the Rights Agreement) of the Series A Preferred Stock, or (iii) upon the distribution to holders of Series A Preferred Sock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than a dividend payable in shares of Series A Preferred Stock but including any dividend payable in stock other than Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.
     Rights of Holders
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
     Tax Consequences
     Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that that Rights become exercisable for shares of Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.
     Stockholder Ratification
     While the Rights Agreement is effective immediately, the Company intends to seek stockholder ratification of the Rights Agreement at its 2009 annual meeting of stockholders.

ITEM 2.	EXHIBITS.

Exhibit No.	Description of Document

3.1.1	Restated Certificate of Incorporation, dated August 30, 2004 (incorporated by reference to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on December 23, 2008).

3.1.2
Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on January 21, 2009 (incorporated by reference to the Company’s Current Report on Form 8-K filed on January 22, 2009).

3.2	By-Laws (incorporated by reference to the Company’s Registration Statement on Form 10 filed on October 10, 2008).

4.1	Specimen of Common Stock Certificate (incorporated by reference to the Company’s Registration Statement on Form 10 filed on October 10, 2008).

4.2
Preferred Stock Rights Agreement, dated as of January 20, 2009, by and between the Company and StockTrans, Inc., as Rights Agent (incorporated by reference to the Company’s Current Report on Form 8-K filed on January 22, 2009).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

IMPAX LABORATORIES, INC.
Date: March 12, 2009	By:	/s/ Arthur A. Koch, Jr.
		Name:	Arthur A. Koch, Jr.
		Title:	Senior Vice President, Finance, and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Document

3.1.1	Restated Certificate of Incorporation, dated August 30, 2004 (incorporated by reference to Amendment No. 5 to the Company’s Registration Statement on Form 10 filed on December 23, 2008).

3.1.2
Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on January 21, 2009 (incorporated by reference to the Company’s Current Report on Form 8-K filed on January 22, 2009).

3.2	By-Laws (incorporated by reference to the Company’s Registration Statement on Form 10 filed on October 10, 2008).

4.1	Specimen of Common Stock Certificate (incorporated by reference to the Company’s Registration Statement on Form 10 filed on October 10, 2008).

4.2
Preferred Stock Rights Agreement, dated as of January 20, 2009, by and between the Company and StockTrans, Inc., as Rights Agent (incorporated by reference to the Company’s Current Report on Form 8-K filed on January 22, 2009).